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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                                  CARDXX, INC.
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                 (Name of Small Business Issuer in its charter)


             Nevada                                          84-1483138
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(State or Other Jurisdiction of                          (I.R.S. Employer
Incorporation or Organization)                          Identification No.)


701 Automation Drive, Windsor, Colorado                        80550
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(Address of Principal Offices)                               (Zip Code)

                                 (970) 686-2444
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                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

        Title of Each Class              Name of Each Exchange on Which
        to be so Registered              Each Class is to be Registered
        -------------------              ------------------------------

                                       N/A
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           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001par value
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                                (Title of Class)



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                                TABLE OF CONTENTS

                                     PART I
Item 1:   Description of Business.................................................................   1
Item 2:   Management's Discussion and Analysis or Plan of Operation...............................  11
Item 3:   Description of Property.................................................................  16
Item 4:   Security Ownership of Certain Beneficial Owners and Management..........................  16
Item 5:   Directors, Executive Officers, Promoters and Control Persons............................  18
Item 6:   Executive Compensation..................................................................  19
Item 7:   Certain Relationships and Related Transactions..........................................  21
Item 8:   Description of Securities...............................................................  22



                             PART II

Item 1:   Market Price of and Dividends on the Registrant's Common
            Equity and Other Shareholder Matters..................................................  24
Item 2:   Legal Proceedings.......................................................................  25
Item 3:   Changes in and Disagreements with Accountants...........................................  25
Item 4:   Recent Sales of Unregistered Securities.................................................  25
Item 5:   Indemnification of Directors and Officers...............................................  26



                                    PART F/S

Index to Financial Statements.....................................................................  28



                                    PART III


Item 1:   Index to and Description of Exhibits....................................................  29

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                           FORWARD LOOKING STATEMENTS

     The statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of forward-looking terminology, such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative thereof or other variations thereon, or by discussions of strategy that involve risks and uncertainties. Management wishes to caution the reader of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee, and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     (1) the availability of additional funds to successfully pursue our business plan;

     (2) our ability to maintain, attract and integrate internal management, technical information and management information systems;

     (3)  our ability to generate customer demand for our products;

     (4) the acceptance and general usage of smart cards and other "smart" devices by governmental entities, the business community and consumer;

     (5)  the intensity of competition; and

     (6)  general economic conditions.


     All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, prospective investors are cautioned not to place undue reliance on such forward-looking statements.


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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

     We were recently organized to take advantage of the opportunities that exist for designing, manufacturing and distributing smart cards using a state-of-the-art, proprietary production process. A "smart card" is a small device that resembles a credit card with an embedded microprocessor memory chip that stores encoded information. Unlike standard credit cards, which operate by storing a series of letters or numbers on a strip of magnetic tape, smart cards have the ability to retain, change and process information by using whatever applications are stored on the integrated microprocessor chip located within it. The application placed in the embedded integrated circuit chip allows the smart card higher levels of security, data capacity and multi-application capabilities. The chip protects the card from duplication, tampering and damage now associated with the standard magnetic strip cards.

     We believe that our proprietary production process, know as the Reaction Assisted Molded Process ("RAMP"), will enable us to rapidly gain customers and market share as the smart card industry develops. Using the RAMP process, we are able to securely encapsulate an integrated circuit and/or antenna within a plastic card similar in size and shape to a standard credit card. Our production process embeds the microchip and electronic circuitry completely within the card, as compared to on the surface of the card, as is the case for all other smart card manufacturing processes known to us and currently in use today. As a result, we believe that our process produces a card with greater physical flexibility and durability that will extend card life by a factor of three or four times over cards currently produced through lamination and other manufacturing processes, making us the lowest-cost card producer in the industry.

     We intend initially to focus on the manufacture of contactless radio frequency identification access control cards and contacted combination cards for various major full-line integrators and end-users. We currently provide contract-manufacturing services, which includes card production, card design and high-speed printing with reduced delivery time. In addition, we plan to manufacture and license card production systems to existing card manufacturers and systems integrators. By implementing this licensing strategy, we believe that we will be able to increase revenues through equipment sales, up-front set-up charges and recurring usage fees.

     We are developing a new, proprietary production process for the manufacture of smart cards and other intelligent-type products using virtually any substrate, including paper, that will significantly reduce our overall production costs and, in the opinion of management, provide us with a competitive advantage over those companies using the lamination method for producing smart cards and other smart products. The new reel-to-reel system is capable of producing 358,000 cards or similar-sized tags per hour. Development is currently underway for extending the system's capability to produce contacted cards. We are currently in preliminary discussions with several key organizations in the smart industry regarding possible joint venture projects.


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     We were incorporated on March 16, 1996 under the laws of the State of
Nevada under the name International Interchange Corporation. From February 1996 to September 1998, we were engaged in only limited business operations, and in September 1998 had minimal assets and liabilities. In September 1998, pursuant to an agreement and plan of reorganization, we acquired all of the assets and assumed all of the liabilities of CardXX, LLC, a limited liability company organized under the laws of the State of Colorado on August 16, 1996, in exchange for shares of our common stock. In connection with such acquisition, we changed our name from International Interchange Corporation to CardXX, Inc.

     Our principal executive offices are located at 701 Automation Drive, Windsor, Colorado 80550, and our telephone number at that address is (970) 686-2444.

THE SMART CARD INDUSTRY

     The concept of the smart card emerged following the invention of the computer chip in the 1960's, and to date has been developed principally in Europe rather than the United States. The first plastic credit card embedded with a chip was developed in 1968, and in 1974, the first smart card patents were issued to a French inventor who patented the concept of placing a microprocessor chip within a card for securing a personal identification number
(PIN). The telecommunications and banking industries in Europe, which did not have the low-cost credit card telephone authorization, credit and debit card programs that were then widely used throughout the United States, were the leading proponents of the smart card concept over the next 20 years, and developed and promoted smart card technologies and applications that are the foundations of the industry today. The use of the smart card in the United States has only recently begun, and numerous pilot programs using smart card technologies are underway for, among other purposes, telephone and highway toll collection systems, secure identification systems and retail debit programs.

     CHARACTERIZATION OF SMART CARDS. Smart cards can generally be categorized by technology and by capability. From a technical standpoint, smart cards are generally characterized as "contacted" cards, which have contact points on the surface of the card that physically touch contact points on the card reader or other computer hardware to transfer data or other information, or "contactless" cards, which have no contacts on the surface of the card and data from the microprocessor chip is transferred by means of radio frequency transmission via an antenna embedded within or on the surface of the card. Contactless cards can be read from a distance whether or not they are physically visible to the card reader.

     From a capability standpoint, smart cards can be characterized into two levels. The more powerful of the two types of cards is called the "intelligent" card, which contains a microprocessor semiconductor chip that contains microcode that defines a command structure, a datafile structure and a security structure for the card. The chip in these cards typically has read/write capabilities, enables information to be updated and stored and can be programmed to make decisions. The second type of card is the "memory" card, which will store and retrieve serial "streams" of data that are sent to or received from the semiconductor chip. Memory cards can be either disposable or reloadable, and may require a secret code or "PIN" number and/or

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other form of personalized identity to be entered before the serial stream of data can be sent to or received from the semiconductor chip.

     Memory cards today are generally used to store monetary value, which is money that can be spent. The disposable cards do not require any identification and can be used by anyone. The reloadable stored value smart cards can have additional value, or money, added to them. Most have an embedded off-line verifiable PIN number, which does away with the requirement for on-line telephone verification customarily required for credit card purchases in the United States. With the reloadable stored-value smart cards, the memory is generally capable of keeping a record of purchase amounts that have been drawn against the dollar amount on the card, and additional dollar amounts can be added at the point-of-sale. A lost or stolen reloadable stored-value smart card can easily be replaced.

     "Hybrid" cards are also being produced that have a credit card stripe for high-value purchases, a credit and debit stripe for lower value transactions and an integrated chip holding stored value and other data for low-value items and other data storage purposes. Other hybrid cards may contain both contacted and contactless functionality.

     SMART CARD APPLICATIONS. Smart cards are being used throughout the world in many exciting ways. A Frost & Sullivan report indicates that 676 million smart cards were in use in 1996, and that the market for smart cards will increase from $974 million in 1996 to over $5 billion in 2003. Dataquest has projected the number of smart cards in use to increase at a 30% near-term growth rate and the number of cards in use to increase to 3.4 billion by 2001. Gemplus has projected a 38% growth rate between 1997 and 2003 with 6.3 billion cards in use by 2003.

     The United States is now beginning to catch up to the rest of the world in the use of the smart card and its applications. According to a study performed by Schlumberger Ltd., smart cards in the United States markets totaled only 13 million units in 1996, and have been projected to reach 243 million units by 2001 and 543 million units by 2005. In 1995, only 2% of manufactured integrated chip cards were shipped to the United States while approximately 90% were shipped to Europe. Dataquest estimates that by 2001, 20% of all smart card production will be directed to the United States, 40% to Europe and 25% to Asia. The expected growth is said to be primarily in alliances between banks, financial services and telecommunications companies.

     To businesses, governments and other organizations, the benefits of the smart card include faster and easier verifiable consumer off-line identification, the ease of cross-referencing authorized payments and entitlements, and the reduction of fraud and theft. The benefits to the consumer include increased security and privacy and the ease of using one card for making purchases and storing data. By way of example, the following outlines the principal benefits to certain industries:

          Banking and Finance. Electronic services in banking and finance are receiving rapid acceptance, which the Company believes will eventually lead to widespread use of the smart card as an "electronic wallet" that can be used for electronic payments, electronic cash and electronic commerce. Smart

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     cards will enable users to make financial transactions at any time or location using personal or portable computers or mobile telephones to pay bills, change money between accounts or make purchases, all without the necessity of having to put the card directly into a bank's cash machine or a retailer's card reader that is connected to a host system. For the consumer, smart cards will reduce the need to carry cash, eliminate the possibility of being shortchanged, increase the speed of transactions and provide a record of all transactions.

          Businesses and Corporations. In addition to the benefits of electronic commerce discussed above, smart cards will offer to businesses and corporations enhanced employee security, simplified expense and financial record keeping, easy access and updating of data and files, and secure documents delivery and receipt. Employee personnel and benefit records, medical histories, security clearances and other data can all be stored on security-coded smart cards furnished to the employee, enabling the employee to confirm the status of corporate payments and reimbursements, gain access to restricted locations and data based on applicable clearances and receive other corporate communications. Different corporate departments or personnel will be provided with access only to that information as the employer designates.

          Education. The smart card is replacing the use of magnetic stripe cards on many universities and college campuses. By providing the student with one card that can be used for, among other things, identification, security clearance, on and off-campus purchases, immediate access to grades, tuition and emergency health information, library access and withdrawals, meals and food purchases and secure PC, CD-ROM, Internet and email access, students no longer are required to carry multiple cards and cash, and can gain access to secured buildings and areas and significant data with the ease of carrying a single card.

          Government. Government agencies continue to represent one of the largest user segments for advanced smart card technology. State and local governments are studying numerous possibilities for smart card usage, including combining driver's licenses, passports, benefits cards, automobile registrations and voter registration cards into a single smart card. In addition, with the federal mandate that all federal government payments eventually be made electronically, state and local governments are also looking into electronic benefits transfer. It is expected that governmental use of smart cards will reduce fraud, errors and the possibility of theft, and eliminate the waste, currently experienced with the manual and labor intensive paper-based systems that are currently in place.

          Transportation. The convenience of smart card usage to the frequent traveler is making the transportation industry one of the largest potential smart

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     card markets. Smart card applications are currently in use or being developed to enable travelers to pay tolls, parking and public transportation fares, purchase gas, store vehicle maintenance information, provide off-line identification, take advantage of ticketless public transit travel, accelerate entry and exit at boarder closings and accumulate bonus points for loyalty awards. Employers with large automobile fleets have also implemented programs using smart cards to store historical vehicle maintenance and service information and to facilitate employee reimbursement for maintenance, mileage and road expenses.

STRATEGY

     We believe that our proprietary RAMP manufacturing process is the principal factor that will differentiate us from our competitors. However, we are aware that smart card end users will also evaluate potential vendors according to factors such as product quality, price, responsiveness and customer service. Our long-term strategy is to respond to these factors in an effort to position ourselves as a preferred supplier in the highly competitive industry in which we operate. In addition, we plan to manufacture and license turn-key card production systems to existing card manufacturers and systems integrators. The key elements of the our strategy is as follows:

     o High Quality and Uniform Products. We believe that a commitment to quality will be a key component of our success. Our management believes our prospective customers typically will expect a low product defect rate and high durability. In the smart card industry, a high defect rate can mean a delay in product shipment and higher production costs while poor durability will shorten the life cycle of the customer's outstanding cards and require more frequent replacement. We believe that we can differentiate ourselves from our competitors through the utilization of our RAMP manufacturing process that produces a long-lasting, durable product conforming to the customer's design specifications. We believe that we will be able to maintain product quality, reduce defects and thereby increase demand for our products by (i) using technologically advanced machinery and production techniques in our RAMP process, (ii) employing advanced testing equipment and methods, and (iii) offering graphics capability that ensures that the product's printing and graphics comply with our customer's aesthetic demands.

     o Flexible and Customized Service. Our management intends to structure our operations in a manner that promotes rapid responsiveness to constantly changing customer needs by providing customers direct access to our key operations personnel. Since many smart card manufacturers market similar product lines, we believe that customers will often select suppliers on the basis of service factors. We believe that as the smart card industry grows, the largest card manufacturers may be unwilling or unable to react quickly and responsively to the varying demands of many

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          customers. This will create opportunities for us to increase market share by catering to the service expectations of these customers. Our graphics capability should afford us the ability to incorporate a customer's last-minute design changes and still meet our customer's production needs.

     o Low Delivered Cost. In addition to the cost savings that our customers will achieve as a result of the durability of our smart card products, which will significantly reduce the average replacement cycle for the customers outstanding cards, we will strive to achieve a low delivered cost to our customers. We intend to locate our manufacturing operations in areas with high quality and relatively low-cost labor and intend to equip our facilities with technologically-advanced, cost-effective machinery. In a further effort to reduce costs, our engineering department has designed its production machinery to achieve high production speed, and will continue to evaluate the production process in an effort to reduce costs and improve production speed.

     o Focus on Market Opportunities. We believe that our advanced technological manufacturing techniques and industry experience will afford us the ability to respond quickly to changing market opportunities and to develop new products. We intend to evaluate customer demand on an on-going basis in an effort to apply our experience to introduce selected new products. We are currently researching potential opportunities in the smart tag industry.

     o System Sales and License Revenues. In addition to manufacturing and selling smart cards on a contract basis or directly to end users, after reaching certain levels of market penetration, we intend to license our proprietary RAMP manufacturing process to other smart card manufacturers or systems integrators. In connection with any such licenses, we intend to design, manufacture and sell to our licensees turn-key manufacturing and production systems consisting of state-of-art machinery and equipment necessary for the manufacture of smart cards using the RAMP technology. We believe that employment of a licensing strategy will enable us to reach higher levels of market penetration without the requirement of gaining greater market share, and to increase operating margins above those that can be achieved solely by the sale of smart cards.

THE CARDXX MANUFACTURING PROCESS

     Our smart cards are produced through a cost-efficient proprietary Reaction Assisted Molded Process (RAMP) that securely encapsulates an integrated circuit within a plastic card similar in size and shape to a standard credit card. The RAMP process combines certain physical processes used in the thermal set process with certain concepts commonly utilized in the typical

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injection molding process. The result is a room temperature, chemical reaction process that permits an electrical device to be embedded during formation between two layers of plastic, paper products or other card surfaces. The resulting product is a highly secure card of monolithic construction with greater flexibility and durability than the standard credit card produced in the six-layered lamination processes used today by most other manufacturers.

     Our RAMP technology combines a number of readily available materials using a proprietary ratio and mix to create an end product known as a urethane elastomer. In the manufacturing process, the ratio and mix of core elements can be achieved using very low pressures and temperatures (approximately 85 degrees Fahrenheit) that induces a chemical change to create an end product elastomer that has a viscosity similar to that of heavy alcohols and emits relatively little heat. Due to the relatively low levels of heat generated in the process and the low viscosity, fragile electronic devices may be embedded in the elastomer without damage or degradation as would be the case in a typical high pressure and high temperature lamination process.

     In our manufacturing process, smart cards are punched out of a thin sheet that consists of two skins that create the outside surfaces of the cards, and the elastomer that has been bonded to them. To manufacture a card to a customer's specifications, the customer's implants or electronic devices are strategically attached or preprinted on one of the surface sheets, which is then placed with a second sheet into a mold that will give the cards an accurate and repeatable physical thickness, much like injection molding. The elastomer is then injected between the two sheets using a patented process that completely fills the sheet without any air entrapment or voids. As the chemical reaction in the RAMP process generates little heat, the elastomer cures within a fraction of a second. Our ability to combine multiple molds that can be injected at high cycle rates, to punch multiple cards from one sheet and to achieve rapid cure rates affords us significant economies of scale in our manufacturing process.

     We are developing a new, proprietary production process for the manufacture of smart cards and other intelligent-type products using virtually any substrate, including paper, that will significantly reduce our overall production costs and, in the opinion of management, provide us with a competitive advantage over those companies using the lamination method for producing smart cards and other smart products. The new reel-to-reel system is capable of producing 358,000 cards or similar-sized tags per hour. Development is currently underway for extending the system's capability to produce contacted cards. We are currently in preliminary discussions with several key organizations in the smart industry regarding possible joint venture projects.

     The following is a summary of the advantages of our proprietary RAMP technology over the standard lamination process used by most other smart card manufacturers:

     o Single Step Process. Most smart cards today are manufactured using a multi-step lamination process that requires six layers of PVC to be milled, glued and laminated together under extremely high temperature and pressure. As a result, the process is highly variable and results in

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          reject levels ranging from 15% to 25%. As discussed above, our
          RAMP technology is a single step process that significantly reduces the possibility for error and results in reject levels of less than 5%.

     o Encapsulation of Electronic Components. In the manufacturing process of a standard smart card, the extreme high temperatures and pressure mandate that the electronic circuitry be glued to the surface of the card late in the production process in an effort to avoid damage or degradation to the circuits. Despite these precautionary efforts, manufacturers still encounter high levels of costly electronic device rejects. In addition, the chip can easily be removed from the outer surface, which can lead to information counterfeiting. In our RAMP process, all electronic circuitry is embedded in the elastomer between the two surfaces of the card, making it impossible to remove the device without damaging the card and the device itself. In addition, because our process requires relatively low levels of temperature and pressures, we have experienced extremely low levels of electronic device rejections.

     o High Production Rates. Because our RAMP process is a single step process requiring significantly lower levels of temperature and pressure, it is a high speed, repeatable process that enables us to produce contactless smart cards at the rate of approximately 8,640 per hour. In contrast, the standard multi-step lamination process can produce contactless smart cards at the rate of only 1,500 to 2,000 per hour.

     o Crack Sensitivity. Due to the rigidity of the PVC used in the standard laminated smart cards, users frequently experience cracking in the card around the areas where the card is notched or inadvertently bent in ordinary usage. The center core material of our smart cards is a member of the urethane family that has a flexural modulus that is ten times greater than standard rigid PVC, and is significantly more resistant to cracking under ordinary usage.

     o Long Card Life. Most standard laminated smart cards have an average life of 18 to 24 months. As a result of the significantly superior physical properties, our smart cards have a minimum life span of five years.

     o Low Capital Investment. We believe that the standard lamination process requires a capital expenditure of approximately $5 million to $8 million to assemble and equip a single production line. In contrast,

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          we can assemble a turn-key production line for the production of our smart cards for approximately $3 million.

MARKETING

     We currently have two employees with primary responsibility for marketing and sales. We are currently in negotiations with an independent sales organization that has a significant presence within the smart card community with a view to retaining such sales organization to market our products.

     We are currently working with major system integrators seeking alternative supply sources for their cards. In connection with such efforts, we are attempting to qualify its cards for a number of programs developed by large system integrators that involve many different embedded device configurations. As part of its development and marketing strategy, we have encapsulated on a test basis a number of devices of differing geometrics that meet or exceed ISO card specifications. We are in the process of targeting a customer base that we believe will offer the highest probability of achieving short-term profitability and long-term growth.

FACILITIES AND PRODUCTION CAPABILITY

     We lease a 3,500-square-foot manufacturing and office facility located at 701 Automation Drive, Windsor, Colorado. This facility currently is equipped with one state-of-the-art System T-9 manufacturing system that is capable of producing up to 8,640 smart cards per hour using our RAMP production process.

PATENTS AND INTELLECTUAL PROPERTY

     Our success is dependent upon our proprietary technology. We rely upon trade secret laws and more recently upon patent law protection, to establish and maintain proprietary rights in our technologies and products.

     We currently hold two issued patents in the United States, and have two U.S. patent applications pending. We have taken steps necessary to preserve our rights to pursue foreign patent protection for the technology underlying one of our existing patents and each of the two pending patents by filing Patent Cooperation Treaty ("PCT") applications in the U.S. Patent Office. Following the receipt of any patents on our proprietary technology, we may seek to license it, as well as our patents, to manufacturers in other geographic areas.

     Although we have existing patents in the United States, have filed applications for a number of additional patents in the United States and have filed PCT applications in an effort to preserve our rights to file patents in a number of foreign countries, there can be no assurance as to the degree of protection offered by these patents or as to the likelihood that patents will be issued for pending applications or applications to be filed in foreign jurisdictions.

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     Competitors in the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or interfere with our ability to manufacture and sell some of our products. Although we believe our manufacturing processes and products do not infringe the patents or other proprietary rights of third parties, there can be no assurance that other third parties will not assert infringement claims against us or that such claims will not be successful. Nor can there be any assurance that competitors will not be able to develop means of by-passing claims covered by one or more of our patents.

     We also rely upon trade secret protection for our confidential and proprietary information. We routinely enter into confidentiality agreements with our employees and consultants. There can be no assurance, however, that these arrangements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of the unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

RESEARCH AND DEVELOPMENT

     We believe a strong development capability is essential to delivering responsive products to the emerging market for smart cards and other intelligent-type products, and we intend to continually improve the quality and functionality of our current products and enhancing our core technology. To date, most of our research and development activities have been conducted by Harry J. Tiffany III, our President and Chief Operating Officer, or contracted out to Icon Industries, Inc., a corporation owned by Mr. Tiffany. We spent approximately $140,350, $900,000, $576,000 and $246,500 on research and development during the years ended June 30, 1997, 1998 and 1999 and the six months ended December 31, 1999, respectively.

     To successfully implement our business strategy, we have to manufacture smart cards and other smart-type products that meet the demands of our customers and prospective customers. We expect that competitive factors will create a continuing need for us to improve and add to our smart products. We will have to, among other things, expend significant funds and engineering and other resources to continue to improve our products, and properly anticipate and respond to consumer and industry preferences and demands. The addition of new products will also require that we continue to improve the manufacturing technology underlying our products. If we fail to expand the breadth of our product offerings quickly in response to customer needs, or our products fail to achieve market acceptance, our business will suffer significantly.

COMPETITION

     The markets for our products are highly competitive. We are subject to substantial competition from both established competitors and potential new market entrants. Significant competitive factors include: product functionality, performance, size, flexibility and cost, market presence, customer satisfaction and customer support capabilities, and breadth of product line. We believe that we will be able to compete favorably on the basis of each of these factors.

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     Competition in the development, manufacture and sale of smart cards is currently concentrated in approximately 12 to 15 manufacturers worldwide, although we believe that Schlumberger Ltd., Gemplus S.C.A., Motorola, Oberthur Smart Cards USA, Inc., Orga Cards Systems, Inc. and GPT Holdings Ltd., all of which are substantially larger than us and have significantly greater resources than we have, currently control approximately 82% of the market.

     We expect our competitors to continue to improve the design and performance of their smart card products. There can be no assurance that our competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price or performance features or that new processes or technologies will not emerge that render our products less competitive or obsolete. There can be no assurance that we will be able to successfully compete in the future.

EMPLOYEES

     At March 31, 2000, we had four employees, of whom three were in management and one was in production. We believe that our relationship with our employees is satisfactory.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

FORWARD LOOKING STATEMENTS

     When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

SELECTED FINANCIAL DATA

     Because we continue to develop our products and sales efforts and are still in the earlier stages of our development, selected financial data would not be meaningful. Reference is made to our financial statements included elsewhere in this Form 10-SB. Our fiscal year ends on June 30. In this Form 10-SB are our audited financial statements for the twelve-month periods ending June 30, 1999 and 1998 and un-audited financial statements for the six-month periods ending December 31, 1999 and 1998.

QUALIFIED REPORT OF ACCOUNTANTS

     The independent auditors' report of Moore Stephens, P.C. contains a going concern opinion on the audited financial statements for the two years ended June 30, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     CardXX, LLC was formed on August 12, 1996 under the laws of the State of Colorado; however, its operations commenced in April 1997. Our principal business activity has been the design, manufacture and distribution of smart cards using a state-of-the art proprietary production process known as the Reaction Assisted Molded Process (RAMP). On September 11, 1998, an agreement and plan of reorganization was made between CardXX, LLC and International Interchange Corporation ("IIC"), whereby IIC acquired all the assets and assumed all the liabilities of CardXX, LLC in exchange for a total of 4,715,234 shares of common stock of IIC, including 2,076,630 shares issued on stockholders' debt conversion. For accounting purposes, this was treated as a reverse acquisition with CardXX, LLC as the acquiror. Our financial statements reflect the operations of CardXX, LLC and IIC from September 11, 1998 onward. The financial statements prior to September 11, 1998 reflect the operations and financial position of CardXX, LLC only. Pursuant to the reorganization, CardXX, LLC changed its name to CardXX, Inc. on September 14, 1998.

     To date, we have generated minimal sales and devoted our efforts primarily to developing our products, developing our business strategy and raising working capital through debt and equity financings.

     Our financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate our continuation as a going concern and realization of assets and settlement of liabilities and commitments in the normal course of business.

     We incurred a net loss of approximately $1,133,000 and utilized cash of approximately $879,000 for operations for the year ended June 30, 1999. It is anticipated this trend will continue through fiscal 2000 since minimal revenue recognition is planned to be realized. This trend has continued for the six months ended December 31, 1999, during which period we sustained a net loss of approximately $715,000 and utilized cash of approximately $321,000 for operations. Our inability to generate cash from operations, considering currently available funds, and to continue to successfully raise working capital, create an uncertainty about our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

     We provide contract-manufacturing services, which include card production, card design and high-speed printing with reduced delivery time. We plan to manufacture and license card production systems to existing card manufacturers and systems integrators. Our business plan targets as our main source of revenue stream the potential fees derived from our planned licensing arrangements with clients. By implementing this licensing strategy, we believe we will be able to earn revenues through:

          o    equipment sales;
          o    up-front set-up charges;
          o    recurring usage fees; and
          o other fees earned from the access to limited card production to a select group of clients.

In addition, we are exploring additional equity and debt financing. Our continuation as a going concern is dependent upon the success of these plans.

     There can be no assurances that our plans to reduce recurring operating losses and to continue to obtain additional financing to fund operations will be successful. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event we cannot continue in existence.

OPERATING RESULTS

     Our net losses for the years ended June 30, 1999 and 1998 were approximately $1,133,000 and $515,600, respectively. Our net losses were primarily attributable to minimal revenues being realized to date. Our expenses for the years ended June 30, 1999 and 1998 were approximately $994,400 and $411,500, respectively, of which approximately 50% to 60% of our expenses were salaries, related taxes, and consulting and professional fees. In addition, interest costs amounted to approximately $22,000 and $104,000 for the years ended June 30, 1999 and 1998, respectively.

     Our net losses for the six month period ended December 31, 1999 and 1998 amount to approximately $715,000 and $512,000, respectively. During each of these interim periods, we realized minimal revenues while incurring normal fixed overhead and debt service costs. For the six months ended December 31, 1999, we commenced recording amortization expense for our product development costs of $250,000. There was no amortization expense in 1998. This operating trend is projected to continue for at least the remaining period of fiscal 2000. With our principal smart card product in the later stages of being fully developed, we intend to focus our short-term efforts toward marketing our product in the second half of fiscal 2000.

     We plan to generate minimal gross profit of approximately $500,000 from the projected sales in fiscal 2000 and to streamline certain variable costs and expenses. We are negotiating with two foreign companies who are interested in purchasing two smart card production systems for approximately $1,600,000 each. However, there can be no assurance that we will be able to reach agreement with either party with respect to the sale of a system. To fund fiscal 2000 operations, we believe our projected cash balance, which includes certain anticipated proceeds from equity and debt financing, will be adequate to fund our operations and provide for our working capital needs through June 2000. See "Liquidity and Capital Resources." In January

2000, we received a purchase order for approximately 615,000 smart cards; however, financing will need to be in place to fulfill this order. We intend to structure planned sales orders using a customer billing structure, whereby the direct costs related to the sale are funded up front by the customer. However, we may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors which are discussed at more length elsewhere in this Form 10-SB:

     o We have a limited operating history on which to base estimates of future performance;

     o We will need to obtain additional financing in order to carry out our business plans;

     o    Our market is highly competitive;

     o The market in which we operate is subject to rapid technological change, which could render our products and services obsolete; and

     o    We may experience difficulty in managing growth.

     As part of our fiscal 2000 business strategy, we target initial estimated sales orders to range from $6,000,000 to $8,000,000 based on preliminary discussions with certain potential customers. We believe our gross profit will be approximately 40% of anticipated revenues. Based on the estimated timeframe for completing these planned sales orders, the anticipated gross profits from these sales orders will be not be recognized in our statement of operations until fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1999, we had an insufficient cash balance of approximately $5,000 and a negative working capital position of approximately $1,002,000. During fiscal 1999, our primary source of cash and working capital was derived from net proceeds of $875,500 from the issuance of 270,000 shares of common stock, $462,500 from related party bridge lenders and $235,000 from a bank line of credit. We utilized these funds of approximately $1,600,000 in fiscal 1999 to fund operations for approximately $900,000 and for investing activities for approximately $800,000.

     At December 31, 1999, we continued to operate with an insufficient cash balance of approximately $18,000 and a negative working capital position of approximately $1,223,000. During the period July 1, 1999 through December 31, 1999, we raised approximately $585,000 in additional equity financing and $65,000 in debt financing from related parties to assist in the funding of our fiscal 2000 operations. In the six month period ended December 31, 1999, we incurred an additional $493,000 in product development costs and received $163,000 from related parties.

     We believe in fiscal 2000, we will spend for investing activities approximately $400,000 for patent costs and approximately $800,000 for product development costs, all or a portion of which may be paid to Icon Industries, Inc., which is a related party.

     On January 27, 2000, our Board of Directors adopted a plan for retirement of debt. This plan included paying approximately $675,500 to related parties on a pro rata basis with the proceeds of the recapitalization and the issuance of additional shares of common stock and warrants at a rate of one dollar for each share for bridge loans of approximately $507,500 plus unpaid interest of approximately $95,000.

     In addition, Harry Tiffany, III, our President and Chief Operating Officer, has assigned to us certain intellectual property developed him in consideration for 700,000 shares of common stock and $600,000 cash payable on or before March 31, 2001, and an additional $200,000 on or before January 1, 2001. The $800,000 obligation is secured by a security interest in the technology, inventions and trade secrets transferred pursuant to such assignment.

     In February 2000, we commenced a private placement of 60 units, each unit consisting of 50,000 shares of common stock and warrants to purchase 25,000 shares of common stock. The offering price is $50,000 per unit. The offering terminates on April 30, 2000, unless extended by us for up to an additional 30 days. If the maximum offering is completed, we anticipate net proceeds of approximately $2,650,000.

     In January and February 2000, we received a total of $100,000 from two investors for an aggregate of 110,000 shares of common stock and 110,000 warrants for shares of common stock. In addition, we issued 93,000 shares of common stock and warrants for 150,000 shares of common stock for future financial public relations services to be performed.

     Given our capital raising plans and other management initiative actions, we believe our future cash levels will be adequate to fund our operations and provide for our working capital needs during fiscal 2000.

     We had a $1,600,000 convertible note payable to one of our stockholders at June 30, 1998. The note was payable in 12 equal consecutive monthly installments of principal and interest commencing, March 5, 1999. All accrued interest and unpaid principal was due in full no later than March 5, 2000. The note carried an interest rate of 11% per annum. The note was secured by one of our patent applications. In July 1998, the stockholder converted the $1,600,000 convertible promissory note into an ownership interest of CardXX, LLC. Upon the merger of CardXX, LLC into IIC, 2,076,630 shares of our common stock were issued for the converted ownership interest on behalf of the stockholder and two other parties.

     We entered into a lease agreement with a company owned by Harry Tiffany,
III. The lease commenced October 1, 1998 and expires on September 3, 2000, unless terminated sooner under the terms of the lease. The lease has a minimum monthly rent of approximately $3,700. Under the terms of the lease, we are responsible for all personal property taxes and other assessments or charges applicable to the occupancy of the building.

     During April 1999, we secured a credit facility for borrowings up to $250,000. We had utilized for working capital needs $235,000 of the line of credit as of June 30, 1999. Interest is calculated at a variable rate, which is based on the prime rate, which was 7.75% as of June 30,

1999. The line of credit, which matured on October 5, 1999, was extended until May 5, 2000. Certain principal shareholders of the Company have guaranteed the repayment of this debt obligation.


ITEM 3.  DESCRIPTION OF PROPERTY.

     We lease a 3,500-square-foot manufacturing and office facility located at 701 Automation Drive, Windsor, Colorado under a lease with Andersen/Tiffany Construction, LLC, a limited liability company owned by Harry J. Tiffany, III. The lease provides for monthly rental payments of $3,664.21, plus the tenant's proportionate share (approximately 33.8%) of the building's operating costs, including maintenance and repair costs, real property taxes and utilities. The lease expires on September 30, 2000, subject to our right to extend the lease on an annual basis for up to four additional years.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth as of April 3, 2000 certain information regarding the beneficial ownership of our common stock by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.



                                                           PERCENTAGE
                                               SHARES          OF
                                            BENEFICIALLY   OUTSTANDING
       NAME AND ADDRESS(1)                      OWNED        SHARES
------------------------------------       -------------   -----------
Harry J. Tiffany, III...............       1,833,714(3)         21.1%
14247 Country Road X
Weldona, Colorado  80653

Frank A. Leo........................       1,600,729(2)         18.2
44 Minebrook
Colt Neck, New Jersey 07702

James H. Andersen...................         992,169            11.5
1519 Ticonderoga Drive
Fort Collins, Colorado 85025

Cordan, Ltd.........................         904,007(4)         10.3
c/o AMS Trust
595 rue de Neudorf
L-2220 Luxembourg

                                                           PERCENTAGE
                                               SHARES          OF
                                            BENEFICIALLY   OUTSTANDING
        NAME AND ADDRESS(1)                     OWNED        SHARES
------------------------------------       -------------   -----------
Harbourside Services Ltd............         503,134(5)          5.8
c/o AMS Trust
595 rue de Neudorf
L-2220 Luxembourg

Phil A. Worack......................         293,000(6)          3.3
5245 S. Danube Street
Aurora, Colorado 80115

Directors and executive officers as
  a group (three persons)...........       3,727,443            42.6

-----------------

* Less than one percent.

(1) For purposes of this table, information as to the beneficial ownership of shares of common stock is determined in accordance with the rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Except as otherwise indicated, all shares of our Common Stock are beneficially owned, and sole investment and voting power is held, by the person named. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock which such person has the right to acquire within 60 days after the date of this Memorandum. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons has the right to acquire within 60 days after the date of this Form 10-SB is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of such shares listed beneficially owned does not constitute an admission of beneficial ownership.

(2) Includes 500,000 shares of common stock owned by The Kall Group, Inc., of which Mr. Leo and his family own all of the outstanding shares of voting common stock. The principal offices of The Kall Group, Inc. are located at 44 Minebrook, Colt Neck, New Jersey 07702. Also includes 210,000 shares issuable upon the exercise of outstanding warrants to purchase shares of common stock.

(3) Includes 67,500 shares issuable upon the exercise of outstanding warrants to purchase shares of common stock.

(4) Includes 210,000 shares issuable upon the exercise of outstanding warrants to purchase shares of common stock.

(5) Includes 20,000 shares issuable upon the exercise of outstanding warrants to purchase shares of common stock.

(6) Includes 218,000 shares, including 100,000 shares issuable upon the exercise of outstanding warrants to purchase shares of common stock, beneficially owned by L.K.S. Corporation, of which Mr. Worack is a 50% shareholder. Also includes 50,000 shares issuable upon the exercise of outstanding warrants to purchase shares of common stock.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following table sets forth certain information with respect to each of our executive officers or directors.

     NAME                               AGE     POSITION
     ----                               ---     --------
     Harry J. Tiffany, III.........      54     President, Chief Operating Officer and Director

     Phil A. Worack................      43     Director

     Harry J. Tiffany, III. Mr. Tiffany has served as our President, Chief Operating Officer and has been a Director since August 1996. Mr. Tiffany has over 35 years of mechanical engineering and design, machine design, robotics and manufacturing experience. Since 1996, Mr. Tiffany has served as the Chief Executive Officer of Icon Industries, Inc., a company engaged in the engineering and manufacturing business ("ICON"). ICON was formed in 1996 as a result of a merger between Tackle Incorporated, a company then owned by Mr. Tiffany, and Westek, Inc., a company then owned by James Andersen, a former officer and Director of the Company. From 1991 to 1996, Mr. Tiffany owned and operated Tackle Incorporated, a company engaged in the machine-design and fabrication business. Mr. Tiffany's experience also includes engineering and design management, project management, sales management and product development for several manufacturers, including Parker Brothers, Fisher Body, Ford Motor Company, Chrysler Motor Company, Kenner, Owens-Corning, Johns-Manville Corp. and Tachnistar, Inc. Mr. Tiffany has a Bachelors of Science in Mechanical Engineering from The Laurence Institute of Technology.

     Phil A. Worack. Mr. Worack was elected as a Director in February 2000. Since July 1992, Mr. Worack has been the President and a principal shareholder of L.K.S. Corporation, a financial public relations consulting firm located in Englewood, Colorado that specializes in financial market awareness programs for small and medium-sized businesses. Mr. Worack has a Bachelors of Science in Finance from Northern Illinois University.

BOARD MEETINGS AND COMMITTEES

     During the fiscal year ended June 30, 1999, the board of directors met, or took action by unanimous written consent, on seven occasions. All the members of the board of directors attended the meetings. The board of directors has established no committees. Directors serve for a term of one year after election or until their earlier resignation or their successor is elected or appointed and qualified.

ITEM 6.  EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation we paid or accrued during the indicated fiscal years to each of our executive officers.

                           SUMMARY COMPENSATION TABLE

             Name and                   Fiscal Year                                                   Other
        Principal Position             Ended June 30          Salary               Bonus           Compensation
        ------------------             -------------          ------               -----           ------------
Harry J. Tiffany, III                      1999             $  62,500            $   --              $   --
  President and Chief Operating            1998                27,500                --                  --
  Officer                                  1997                    --                --                  --

Frank A. Leo(1)                            1999                57,500                --                  --
  Chairman of the Board and                1998                27,500                --                  --
  Chief Executive Officer                  1997                    --                --                  --

James H. Andersen(2)                       1999                10,000                --                  --
  Executive Vice President and             1998                27,500                --                  --
  Chief Financial Officer                  1997                    --                --                  --

----------------

(1)  Mr. Leo resigned his employment in April 2000.

(2)  Mr. Andersen resigned his employment in March 1999.

DIRECTORS' COMPENSATION

     Our directors are reimbursed for expenses incurred in attending meetings of the Board of Directors. Directors generally are not paid any separate fees for serving as directors.

EMPLOYMENT AGREEMENT

     Effective January 1, 2000, we entered into a three-year employment agreement with Harry J. Tiffany, III, pursuant to which Mr. Tiffany will be paid an annual base salary of $120,000 during the employment term. If Mr. Tiffany is terminated without cause (as defined), he will be entitled to receive continued payment of his base salary for the remaining term of the agreement.

     In his employment agreement, Mr. Tiffany has agreed that during the term of his employment agreement, and for a period of one year thereafter (in the event of termination of employment by us without "cause" or by Mr. Tiffany due to a breach by us of the terms of the agreement) or two years thereafter (in the event of termination of employment by us for "cause" or by Mr. Tiffany without good reason), he will not compete with us by engaging in any capacity with any business that is comparable to the business activities engaged in by us in any geographic area in which we are is conducting or have conducted or solicited business at any time during the employment term or for two years prior thereto. In addition, Mr. Tiffany has agreed not to disclose any confidential and proprietary information of ours, or to solicit any of our employees, during such periods. Such restrictions shall terminate, however, in the event we shall fail to pay to Mr. Tiffany when due the amounts payable under the assignment of technology entered into by Mr. Tiffany in January 2000. See "Certain Transactions."

STOCK OPTION PLAN

     Effective December 1, 1998, we adopted the CardXX, Inc. 1998 Stock Option Plan for the purpose of attracting, retaining and maximizing the performance of executive officers and key employees and consultants. We have reserved 1,200,000 shares of common stock for issuance under the option plan. The option plan has a term of ten years. The option plan provides for the grant of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options, stock appreciation rights and restricted stock awards. It is contemplated that the option plan will eventually be administered by a compensation committee of the Board of Directors, which committee has not yet been created. The exercise price for non-statutory stock options may be equal to or less than 100 percent of the fair market value of shares of common stock on the date of grant. The exercise price for incentive stock options may not be less than 100 percent of the fair market value of shares of common stock on the date of grant (110 percent of fair market value in the case of incentive stock options granted to employees who hold more than ten percent of the voting power of our issued and outstanding shares of common stock).

     Options granted under the option plan may not have a term of more than a ten-year period (five years in the case of incentive stock options granted to employees who hold more than ten percent of the voting power of the common stock) and generally vest over a three-year period. Options generally terminate three months after the optionee's termination of employment by us for any reason other than death, disability or retirement, and are not transferable by the optionee other than by will or the laws of descent and distribution.

     The option plan also provides for grants of stock appreciation rights ("SARs"), which entitle a participant to receive a cash payment, equal to the difference between the fair market value of a share of common stock on the exercise date and the exercise price of SAR. The exercise price of any SAR granted under the option plan will be determined by the Board of Directors in its discretion at the time of the grant. SARs granted under the option plan may not be exercisable for more than a ten year period. SARs generally terminate one month after the grantee's termination of employment by us for any reason other than death, disability or retirement. Although the Board of Directors has authority to grant SARs, it does not have any present plans to do so.

     Restricted stock awards, which are grants of shares of common stock that are subject to a restricted period during which such shares may not be sold, assigned, transferred, made subject to a gift, or otherwise disposed of, or mortgaged, pledged or otherwise encumbered, may also be made under the option plan. At this time, the Board of Directors has not granted, and does not have any plans to grant, restricted shares of common stock.

     As of March 31, 2000, ten-year options to purchase an aggregate of 100,000 shares of common stock at an exercise price of $3.50 per share have been granted under the option plan to certain of our non-management employees.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     We lease our facilities in Windsor, Colorado under a lease with Andersen/Tiffany Construction, LLC, a limited liability company owned by Harry
J. Tiffany, III. The lease provides for monthly rental payments of $3,664.21, plus the tenant's proportionate share (approximately 33.8%) of the building's operating costs, including maintenance and repair costs, real property taxes and utilities. The lease expires on September 30, 2000, subject to our right to extend the lease on an annual basis for up to four additional years.

     We have engaged Icon Industries, Inc., a corporation owned by Harry J. Tiffany, III ("Icon"), to fabricate, manufacture and assemble certain manufacturing machinery used by us in the manufacture of smart cards and to perform certain other consulting services for us. During the fiscal years ended June 30, 1998 and 1999 and the six months ended December 31, 1999, we accrued fees payable to Icon in the amount of $836,000, $1,181,000 and $493,000, respectively, of which approximately $593,030 remains our obligation. Future transactions, if any, between Icon and us will be on terms no less favorable to us than would be obtained from independent third parties and will be approved by a majority of our independent, disinterested directors.

     Since September 1998, we have relied upon bridge loans from certain of its principal stockholders to fund its working capital requirements. In September 1998, we borrowed $100,000 from Cordan Ltd. In February 1999, we borrowed $20,000 from each of Cordan Ltd., Harbourside Services, Ltd., Harry J. Tiffany, III, James H. Andersen and Frank A. Leo. Messrs. Andersen and Leo are former executive officers and directors of the Company. In February 1999, we borrowed $10,000 from each of Frank A. Leo and Harry J. Tiffany, III. In March 1999, we borrowed $130,000 from Frank A. Leo. All of such loans were evidenced by promissory notes bearing interest at the rate of 10% per annum. In January 2000, we satisfied such debt obligations (other than indebtedness to Mr. Andersen), including all accrued interest thereon, through the issuance for each $1.00 of outstanding indebtedness, including accrued interest, of one share of common stock and one five-year stock option to purchase a share of common stock at a purchase price of $1.00 per share. As a result of such issuances, we issued shares of common stock and stock options as follows:

                           Lender                           No. of Shares             No. of Options
                           ------                           -------------             --------------
          Cordan, Ltd. ............................             232,533                     210,000
          Frank A. Leo ............................             226,318                     210,000
          Harry J. Tiffany, III ...................              74,045                      67,500
          Harbourside Services, Ltd. ..............              21,660                      20,000

     In September 1998, Frank A. Leo converted a $1,600,000 convertible promissory note of CardXX, LLC into 2,076,630 shares of common stock in connection with our merger with CardXX, LLC. Accrued interest on such promissory note in the amount of $45,500 was recorded during the year ended June 30, 1998 and remained unpaid at December 31, 1999. In January 2000, we issued to Mr. Leo 45,500 shares of common stock in full payment of all amounts due in respect of such accrued and unpaid interest.

     On November 3, 1998, we entered into a one-year consulting agreement with L.K.S. Corporation ("LKS") pursuant to which LKS agreed to provide various consulting and financial public relations services to us in consideration for the issuance to LKS of 50,000 shares of common stock. On January 1, 2000, we entered into a similar one-year agreement with LKS in consideration for the issuance to LKS of an additional 50,000 shares of common stock and warrants to purchase up to 100,000 shares of common stock for a purchase price of $1.00 per share. Phil A. Worack, the President and a 50% shareholder of LKS, was elected to our Board of Directors in February 2000.

     In January 2000, Harry J. Tiffany, III transferred to us certain technology, inventions and trade secrets relating to smart cards, smart tags and other uses of smart technology in consideration for 700,000 shares of common stock and $800,000, of which $600,000 is payable by us on or prior to May 1, 2000 and the balance as payable by us or prior to January 31, 2001. Our $800,000 payment obligation is secured by a security interest in the technology, inventions and trade secrets transferred by Mr. Tiffany to us.


ITEM 8.  DESCRIPTION OF SECURITIES.

     Our authorized capital stock consists of 40,000,000 shares of common stock, par value $.001 per share. As of April 3, 2000, we had 8,605,232 shares of common stock outstanding and 977,500 shares of common stock reserved for issuance pursuant to outstanding options and warrants.

     The holders of shares of our common stock are entitled to one vote for each share on all matters on which the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Subject to the rights of any outstanding shares of preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon liquidation or dissolution after payment or provision for all liabilities and the preferential liquidation rights of any shares of preferred stock then outstanding. Our holders of common stock have no pre-emptive rights to purchase any shares of any class of our stock. All outstanding shares of common stock are, and our shares of common stock to be issued pursuant hereto will be, upon payment therefor, fully paid and non-assessable.

     The stock transfer agent for the common stock is American Register & Transfer Company, 342 East 900 South, P.O. Box 1798, Salt Lake City, Utah 84110.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     Our common stock was traded on the OTC Bulletin Board from December 11, 1998 to November 3, 1999, on which date it was delisted due to our failure to comply with Nasdaq's requirement that all listed issues be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Since November 3, 1999, our common stock has been traded on the "pink sheets" published by the National Quotation Bureau, Inc. Our common stock is traded under the symbol "CXCX."

     The following table sets forth the closing prices for our common stock, as reported on the OTC Bulletin Board prior to November 3, 1999 and on the "pink sheets" published by the National Quotation Bureau, Inc. since November 3, 1999.

             FISCAL 1999                                                     LOW             HIGH
             -----------                                                     ---             ----
             Third Quarter (commencing December 11)...................    $ 5.2500        $ 5.9375
             Fourth Quarter...........................................      3.6250          5.8750

             FISCAL 2000
             -----------
             First Quarter............................................      4.0000          6.2500
             Second Quarter...........................................      2.2500          3.5000
             Third Quarter............................................      0.5000          3.0000
             Fourth Quarter (through April 6).........................      1.1250          1.5000

     Our common stock is traded on only a limited or sporadic basis, which should not be deemed to constitute an established public trading market. There is no assurance that the common stock will be actively traded in the future. Therefore, there can be no assurance that there will be liquidity in the common stock.

     As of March 31, 2000, our common stock was held of record by approximately 325 holders. Registered ownership includes nominees who may hold securities on behalf of multiple beneficial owners.


ITEM 2.  LEGAL PROCEEDINGS.

     We are not currently involved in any legal proceedings, nor is our property subject to any such proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no changes in or disagreements with accountants regarding accounting and financial disclosure.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following discussion describes all the securities we have sold within the past three fiscal years without registration:

     On September 11, 1998, we issued an aggregate of 4,715,234 shares of common stock to CardXX, LLC in connection with our purchase of the assets of CardXX, LLC pursuant to an agreement and plan of reorganization and the conversion of certain indebtedness to equity. The issuance of such shares was exempt from registration under the Securities Ace of 1933 pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933 as a private transaction not involving a public distribution.

     On November 3, 1998, we issued 50,000 shares of common stock to a consultant for services rendered on our behalf valued at approximately $150,000. The issuance of such shares was exempt from registration under the Securities Act of 1933 pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933 as a private transaction not involving a public distribution.

     In November 1998, we sold an aggregate of 262,857 shares of common stock to approximately 20 purchasers for an aggregate sales price of $920,000. Such sales were made pursuant to Rule 504 under the Securities Act of 1933. No underwriting discounts or commissions were paid in this offering. However, in connection with such sales, we paid finders' fees in the aggregate amount of $70,000 to individuals that introduced us to the purchasers.

     In August 1999, we sold 142,857 shares of common stock to one purchaser for a sales price of $250,000. Such sale was made pursuant to Rule 506 under the Securities Act of 1933. No underwriting discounts or commissions were paid in this offering.

     In October 1999, we sold an aggregate of 185,915 shares of common stock to two purchasers for an aggregate sales price of $325,000. Such sales were made pursuant to Rule 506 under the Securities Act of 1933. No underwriting discounts or commissions were paid in this offering.

     In December 1999, we sold an aggregate of 35,000 shares of common stock and warrants to purchase 35,000 shares of common stock for a purchase price of $1.00 per share to three purchasers for an aggregate sales price of $35,000. Such sales were made pursuant to Rule 506 under the Securities Act of 1933. No underwriting discounts or commissions were paid in this offering.

     On January 27, 2000, we issued 118,000 shares of common stock and warrants to purchase 100,000 shares of common stock for a purchase price of $1.00 per share to a consultant for future services. Such issuance was made pursuant to
Section 4(2) under the Securities Act of 1933. In addition, on such date we issued 25,000 shares of common stock and warrants to purchase 50,000 shares of common stock for a purchase price of $1.00 per share to another consultant for future services.

     On January 24, 2000 and February 7, 2000, we sold an aggregate of 110,000 shares of common stock and warrants to purchase 110,000 shares of common stock for a purchase price of $1.00 per share to one purchaser for an aggregate sales price of $100,000. Such sales were made pursuant to Rule 506 under the Securities Act of 1933. No underwriting discounts or commissions were paid in this offering.

     In January 2000, we issued an aggregate of 554,556 shares of common stock and warrants to purchase an aggregate of 507,500 shares of common stock at a purchase price of $1.00 per share in satisfaction of indebtedness in the aggregate amount of $554,556, including accrued interest, owed to four lenders. The issuance of such shares was exempt from registration under the Securities Act of 1933 pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933 as a private transaction not involving a public distribution.

     In January 2000, we issued 700,000 shares of common stock to Harry J. Tiffany, III as partial payment for certain technology, inventions and trade secrets we purchased. The issuance of such shares was exempt from registration under the Securities Act of 1933 pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933 as a private transaction not involving a public distribution.

     In January 2000, we issued 45,500 shares of common stock to Frank A. Leo in satisfaction of indebtedness in the amount of $45,500 owed to Mr. Leo. The issuance of such shares was exempt from registration under the Securities Act of 1933 pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933 as a private transaction not involving a public distribution.

     In March and April 2000, we issued 150,000 shares of common stock and warrants to purchase 150,000 shares of common stock for a purchase price of $2.00 per share to two purchasers for an aggregate sales price of $150,000. Such sales were made pursuant to Rule 506 under the Securities Act of 1933. No underwriting discounts or commissions were paid in this offering.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

                                    PART F/S

CARDXX, INC.
------------------------------------------------------------------------------------------------------------

INDEX TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------

Report of Independent Auditors....................................................................     F-1

Balance Sheets as of June 30, 1999 [Audited] and December 31,
1999 [Unaudited]..................................................................................     F-2

Statements of Operations for the years ended June 30, 1999 and 1998
[Audited], the six months ended December 31, 1999 and 1998 [Unaudited], for the period from August 12, 1996 [date of inception] through June 30, 1999
[Audited], and for the period from August 12,
1996 [date of inception] through December 31, 1999 [Unaudited]....................................     F-3

Statements of Stockholder's Equity for the years ended June 30, 1999 and 1998
[Audited], the six months ended December 31, 1999 and 1998 [Unaudited], for the period from August 12, 1996 [date of inception] through June 30, 1999
[Audited], and for the period from
August 12, 1996 [date of inception] through December 31, 1999 [Unaudited].........................     F-4

Statements of Cash Flows for the years ended June 30, 1999 and 1998
[Audited], the six months ended December 31, 1999 and 1998 [Unaudited], for the period from August 12, 1996 [date of inception] through June 30, 1999
[Audited], and for the period from August 12,
1996 [date of inception] through December 31, 1999 [Unaudited]....................................     F-5 - F-6

Notes to Financial Statements.....................................................................     F-7 - F-14

                                . . . . . . . .

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders
   CARDXX, INC.
   Windsor, Colorado


     We have audited the accompanying balance sheet of CARDXX, INC. [a development stage company] as of June 30, 1999, and the related statements of operations, stockholders' equity, and cash flows for the years ended June 30, 1999 and 1998, and for the period from August 12, 1996 [date of inception] through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CARDXX, INC. [a development stage company] as of June 30, 1999, and the results of its operations and its cash flows for the years ended June 30, 1999 and 1998, and for the period from August 12, 1996 [date of inception] through June 30, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that CARDXX, INC. will continue as a going concern. As discussed in Note 8 to the financial statements, CARDXX, INC. has incurred recurring losses from operations and has negative working capital, that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                         MOORE STEPHENS, P.C.
                                         Certified Public Accountants.



Cranford, New Jersey
August 5, 1999
[Except for Notes 9A and B as to
which the date is October 29, 1999,
Note 9C as to which the date is November 26, 1999,
Note 9D as to which the date December 23, 1999, and Notes 9E and F as to which the date is January 27, 2000]


CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
----------------------------------------------------------------------------------------------------------------------------

BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------------------

                                                                                      DECEMBER 31,        JUNE 30,
                                                                                      ------------        --------
                                                                                         1 9 9 9          1 9 9 9
                                                                                         -------          -------
                                                                                       [UNAUDITED]
ASSETS:
CURRENT ASSETS:
   Cash                                                                               $     18,257     $      5,418
   Accounts Receivable                                                                      27,364           57,152
   Employee Advances                                                                         5,927               --
                                                                                      ------------     ------------

   TOTAL CURRENT ASSETS                                                                     51,548           62,570

PROPERTY AND EQUIPMENT - AT COST - [NET OF ACCUMULATED
   DEPRECIATION OF $42,011 AND $31,961 AS OF DECEMBER 31,
   1999 AND JUNE 30, 1999, RESPECTIVELY]                                                    57,676           67,726

PRODUCT DEVELOPMENT COSTS - RELATED PARTY [NET OF ACCUMULATED
   AMORTIZATION OF $250,000 AS OF DECEMBER 31, 1999]                                     2,517,805        2,274,797

PATENTS - [NET OF ACCUMULATED AMORTIZATION OF $7,749 AND $5,549
   AS OF DECEMBER 31, 1999 AND JUNE 30, 1999, RESPECTIVELY]                                 66,469           68,669

DEFERRED CONSULTING COSTS - [NET OF AMORTIZATION OF $150,000 AND $75,000 AS OF
   DECEMBER 31, 1999 AND JUNE 30, 1999,
   RESPECTIVELY]                                                                                --           75,000
                                                                                      ------------     ------------

   TOTAL ASSETS                                                                       $  2,693,498     $  2,548,762
                                                                                      ============     ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
   Bank Line of Credit                                                                $    247,300     $    235,000
   Accounts Payable and Accrued Expenses                                                   190,684          194,632
   Accrued Interest Payable - Related Parties                                               90,371           65,171
   Payroll Taxes Payable                                                                    30,212           18,100
   Due to Related Parties                                                                  715,530          551,900
                                                                                      ------------     ------------

   TOTAL CURRENT LIABILITIES                                                             1,274,097        1,064,803
                                                                                      ------------     ------------

BRIDGE NOTES PAYABLE                                                                       527,500          462,500
                                                                                      ------------     ------------

COMMITMENTS AND CONTINGENCIES                                                                   --               --
                                                                                      ------------     ------------

STOCKHOLDERS' EQUITY:
   Common Stock, Par Value $.001, Authorized 40,000,000 Shares,
     Issued and Outstanding of 6,545,547 Shares as of December 31,
     1999 and 6,188,918 Shares as of June 30, 1999                                           6,546            6,189

   Paid-in Capital                                                                       3,304,359        2,719,311

   Deficit Accumulated During the Development Stage                                     (2,419,004)      (1,704,041)
                                                                                      ------------     ------------

   TOTAL STOCKHOLDERS' EQUITY                                                              891,901        1,021,459
                                                                                      ------------     ------------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $  2,693,498     $  2,548,762
                                                                                      ============     ============

See Notes to Financial Statements.


CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
------------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                    FOR THE PERIOD   FOR THE PERIOD
                                                                                                      AUGUST 12,       AUGUST 12,
                                                                                                     1996 [DATE OF    1996 [DATE OF
                                                                                                      INCEPTION]       INCEPTION]
                                           SIX MONTHS ENDED                 YEARS ENDED                 THROUGH          THROUGH
                                             DECEMBER 31,             JUNE 30,      DECEMBER 31,       JUNE 30,
                                             ------------             --------      ------------       --------
                                       1 9 9 9         1 9 9 8         1 9 9 9         1 9 9 8          1 9 9 9          1 9 9 9
                                       -------         -------         -------         -------          -------          -------
                                     [UNAUDITED]     [UNAUDITED]                                      [UNAUDITED]
                                     -----------     -----------                                      -----------
REVENUES                          $       42,743   $          200  $       59,560  $           --  $      102,303  $         59,560

COST OF SALES                             22,756           58,404         176,480              --         199,236           176,480
                                  --------------   --------------  --------------  --------------  --------------  ----------------

  GROSS PROFIT [LOSS]                     19,987          (58,204)       (116,920)             --         (96,933)         (116,920)
                                  --------------   --------------  --------------  --------------  --------------  ----------------

COSTS AND EXPENSES:
  Salaries and Payroll Taxes              72,692           77,061         209,699          24,647         309,568           236,876
  Advertising                              1,381            8,957          20,702           1,304          23,434            22,053
  Depreciation and
    Amortization                          12,200           10,052          21,846          15,550          49,710            37,510
  Amortization of Consulting
    Contract                              75,000               --          75,000              --         150,000            75,000
  Amortization of Product
    Development Costs -
    Related Party                        250,000               --              --              --         250,000                --
  Contract Work                               --           52,245          72,943          23,284          96,227            96,227
  Consulting Fees - Related
    Parties                               40,348          112,500         212,233         133,735         386,316           345,968
  Insurance [Includes
    Medical]                              13,333            3,557          26,418           1,802          42,045            28,712
  Settlement Fees                             --               --              --          55,000          55,000            55,000
  Office Expenses                          9,450            3,543           6,998           7,283          30,873            21,423
  Rent - Related Party                    21,986           21,985          47,791          43,971         124,741           102,755
  Legal and Professional                 159,633           38,872         125,331          45,759         330,723           171,090
  Telephone                                3,756            4,128          11,662           4,225          20,464            16,708
  Travel and Entertainment                11,764           68,436         104,313          42,318         166,737           154,973
  Other                                   29,268           38,784          59,452          12,660         121,325            92,057
                                  --------------   --------------  --------------  --------------  --------------  ----------------

  TOTAL COSTS AND EXPENSES               700,811         (440,120)        994,388         411,538       2,157,163         1,456,352
                                  --------------   --------------  --------------  --------------  --------------  ----------------

  [LOSS] FROM OPERATIONS                (680,824)        (498,324)     (1,111,308)       (411,538)     (2,254,096)       (1,573,272)

OTHER EXPENSES:
  Interest Expense - Related
    Parties                               25,200           12,000          20,094         104,099         153,959           128,759
  Interest Expense - Other                 8,939            1,685           2,010              --          10,949             2,010
                                  --------------   --------------  --------------  --------------  --------------  ----------------

  NET [LOSS]                      $     (714,963)  $     (512,009) $   (1,133,412) $     (515,637) $   (2,419,004) $     (1,704,041)
                                  ==============   ==============  ==============  ==============  ==============  ================

  NET [LOSS] PER SHARE            $         (.11)         $  (.09)        $  (.19)        $  (.14)
                                  ==============   ==============  ==============  ==============

  WEIGHTED AVERAGE
    NUMBER OF SHARES
    OUTSTANDING                        6,296,718        6,003,918       6,071,418       3,792,288
                                  ==============   ==============  ==============  ==============

See Notes to Financial Statements.


CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
---------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------

                                                                                                 DEFICIT
                                                                                               ACCUMULATED
                                                    COMMON STOCK                                DURING THE          TOTAL
                                             ----------------------------       PAID-IN        DEVELOPMENT     STOCKHOLDERS'
                                              SHARES           AMOUNT           CAPITAL           STAGE           EQUITY
                                             ---------    ---------------    ------------    --------------     -----------

Cash Contributions - April 1, 1997                  --    $            --    $    100,000    $           --     $   100,000
Shares Issued in Merger [1]                  2,638,604              2,639          (2,639)               --              --
Net [Loss] for the period from
   August 12, 1996 [Date of
   Inception] through June 30,
   1997                                             --                 --              --           (54,992)        (54,992)
                                             ---------    ---------------    ------------    --------------     -----------
   BALANCE AT JUNE 30, 1997                  2,638,604              2,639          97,361           (54,992)         45,008

Net [Loss] for the year ended
   June 30, 1998                                    --                 --              --          (515,637)       (515,637)
                                          ------------    ---------------    ------------    --------------     -----------

   BALANCE AT JUNE 30, 1998                  2,638,604              2,639          97,361          (570,629)       (470,629)

Acquired Equity [Deficit] of IIC
   in September of 1998 [1]                  1,153,684              1,154          (1,154)               --              --
Debt to Equity Conversion -
   July 1998 [4C]                            2,076,630              2,076       1,597,924                --       1,600,000
Net Proceeds from Issuance of
   Common Stock - October -
   December 1998 [5A]                          270,000                270         875,230                --         875,500
Stock Issued in November of 1998
   for Consulting and Public
   Relations Consulting Contract [5C]           50,000                 50         149,950                --         150,000
Net [Loss] for the year ended
   June 30, 1999                                    --                 --              --        (1,133,412)     (1,133,412)
                                          ------------    ---------------    ------------    --------------     -----------

   BALANCE AT JUNE 30, 1999                  6,188,918              6,189       2,719,311        (1,704,041)      1,021,459

Net Proceeds from Issuance of
   Common Stock - July 1999 -
   August 1999 [9A]                            135,714                136         224,864                --         225,000
Net Proceeds from Issuance of
   Common Stock - October -
   December 1999 [9D]                          220,915                221         360,184                --         360,405
Net [Loss] for the six months
   ended December 31, 1999                          --                 --              --          (714,963)       (714,963)
                                          ------------    ---------------    ------------    --------------     -----------

   BALANCE AT DECEMBER 31,
     1999 [UNAUDITED]                        6,545,547    $         6,546    $  3,304,359    $   (2,419,004)    $   891,901
                                          ============    ===============    ============    ==============     ===========


See Notes to Financial Statements.


CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
------------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                   FOR THE PERIOD    FOR THE PERIOD
                                                                                                      AUGUST 12,       AUGUST 12,
                                                                                                     1996 [DATE OF   1996 [DATE OF
                                                                            YEARS ENDED               INCEPTION]       INCEPTION]
                                           SIX MONTHS ENDED                 -----------                THROUGH          THROUGH
                                             DECEMBER 31,             JUNE 30,      DECEMBER 31,       JUNE 30,         -------
                                             ------------             --------      ------------      --------
                                       1 9 9 9         1 9 9 8         1 9 9 9         1 9 9 8         1 9 9 9           1 9 9 9
                                       -------         -------         -------         -------         -------           -------
                                     [UNAUDITED]     [UNAUDITED]                                     [UNAUDITED]
                                     -----------     -----------                                     -----------
OPERATING ACTIVITIES:
  Net [Loss]                      $     (714,963)  $     (512,009) $   (1,133,412) $     (515,637) $   (2,419,004) $     (1,704,041)
                                  --------------   --------------  --------------  --------------  --------------  ----------------
  Adjustments to Reconcile
    Net [Loss] to Net Cash
    [Used for] Provided by
    Operating Activities:
    Depreciation and
       Amortization                       12,200           10,052          21,846          15,550          49,710            37,510
    Amortization of Product
       Development Costs                 250,000               --              --              --         250,000                --
    Amortization of Consulting
       Contract                           75,000               --          75,000              --         150,000            75,000

  Changes in Assets and Liabilities:
    [Increase] Decrease in:
       Employee Advances                  (5,927)              --           5,472          (5,472)         (5,927)               --
       Accounts Receivable                29,788               --         (57,152)             --         (27,364)          (57,152)

    Increase [Decrease] in:
       Accounts Payable and
         Accrued Expenses                 (3,948)          75,039         175,606          14,781         190,684           194,632
       Payroll Taxes Payable              12,112           10,403          14,028           3,891          30,212            18,100
       Accrued Interest Payable -
         Related Parties                  25,200            3,666          19,641          40,964          90,371            65,171
                                  --------------   --------------  --------------  --------------  --------------  ----------------

    Total Adjustments                   (394,425)          99,160         254,441          69,714         727,686           333,261
                                  --------------   --------------  --------------  --------------  --------------  ----------------

  NET CASH - OPERATING
    ACTIVITIES - FORWARD                (320,538)        (412,849)       (878,971)       (445,923)     (1,691,318)       (1,370,780)
                                  --------------   --------------  --------------  --------------  --------------  ----------------

INVESTING ACTIVITIES:
  Product Development
    Costs - Related Party               (493,008)        (515,450)     (1,180,917)       (835,738)     (2,691,898)       (2,198,890)
  Due to Related Party                   163,630           32,961         475,993          75,907         639,623           475,993
  Intangible Assets                           --           (5,566)        (33,208)        (29,400)        (74,218)          (74,218)
  Property and Equipment                      50          (22,243)        (33,996)        (65,691)        (99,637)          (99,687)
                                  --------------   --------------  --------------  --------------  --------------  ----------------

  NET CASH - INVESTING
    ACTIVITIES - FORWARD          $     (329,328)  $     (510,298) $     (772,128) $     (854,922) $   (2,226,130) $     (1,896,802)


See Notes to Financial Statements.


CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
------------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                   FOR THE PERIOD    FOR THE PERIOD
                                                                                                      AUGUST 12,       AUGUST 12,
                                                                                                    1996 [DATE OF    1996 [DATE OF
                                                                            YEARS ENDED              INCEPTION]       INCEPTION]
                                           SIX MONTHS ENDED                 -----------                THROUGH          THROUGH
                                             DECEMBER 31,             JUNE 30,      DECEMBER 31,      JUNE 30,          -------
                                             ------------             --------      ------------      --------
                                      1 9 9 9          1 9 9 8         1 9 9 9         1 9 9 8         1 9 9 9          1 9 9 9
                                      -------          -------         -------         -------         -------          -------
                                    [UNAUDITED]      [UNAUDITED]                                     [UNAUDITED]
                                    -----------      -----------                                     -----------
  NET CASH - OPERATING
    ACTIVITIES - FORWARDED        $     (320,538)  $     (412,849) $     (878,971) $     (445,923) $   (1,691,318) $     (1,370,780)
                                  --------------   --------------  --------------  --------------  --------------  ----------------

  NET CASH - INVESTING
    ACTIVITIES - FORWARDED              (329,328)        (510,298)       (772,128)       (854,922)     (2,226,130)       (1,896,802)
                                  --------------   --------------  --------------  --------------  --------------  ----------------

FINANCING ACTIVITIES:
  Proceeds from Note
    Payable - Related Party                   --               --              --       1,700,000       2,000,000         2,000,000
  Payments of Note
    Payable - Related Party                   --               --              --        (400,000)       (400,000)         (400,000)
  Proceeds from Bank Line
    of Credit                             12,300               --         235,000              --         247,300           235,000
  Net Proceeds from Issuance
    of Common Stock                      585,405          875,500         875,500              --       1,460,905           875,500
  Net Proceeds from Issuance
    of Bridge Notes                       65,000               --         462,500              --         527,500           462,500
  Issuance of Membership
    Interest                                  --               --              --              --         100,000           100,000
                                  --------------   --------------  --------------  --------------  --------------  ----------------

  NET CASH - FINANCING
    ACTIVITIES                           662,705          875,500       1,573,000       1,300,000       3,935,705         3,273,000
                                  --------------   --------------  --------------  --------------  --------------  ----------------

  NET INCREASE [DECREASE]
    IN CASH                               12,839          (47,647)        (78,099)           (845)         18,257             5,418

CASH - BEGINNING OF
  PERIODS                                  5,418           83,517          83,517          84,362              --                --
                                  --------------   --------------  --------------  --------------  --------------  ----------------

  CASH - END OF PERIODS           $       18,257   $       35,870  $        5,418  $       83,517  $       18,257  $          5,418
                                  ==============   ==============  ==============  ==============  ==============  ================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the periods for:
    Interest                      $       10,000   $        5,600  $        2,000  $       62,000  $       74,000  $         64,000

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES: During
  July 1998, a promissory note for $1,600,000 was converted to equity
  [See Note 4C].


See Notes to Financial Statements.

CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO FINANCIAL STATEMENTS
[INFORMATION AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998 IS
  UNAUDITED]
--------------------------------------------------------------------------------


[1] NATURE OF OPERATIONS

CARDXX, LLC was formed on August 12, 1996, under the laws of the State of Colorado, however operations commenced in April 1997. On September 11, 1998, an agreement and plan of reorganization was made between CARDXX, LLC and International Interchange Corporation, ["IIC"] a Nevada corporation whereby IIC acquired all the assets and assumed all the liabilities of CARDXX, LLC in exchange for a total of 4,715,234 shares of common stock of IIC, including 2,076,630 shares issued on stockholders' debt conversion [See Note 4C]. For accounting purposes, this was treated as a reverse acquisition with CARDXX, LLC as the acquiror. The financial statements of the Company reflect the operations of CARDXX, LLC and IIC from September 11, 1998 onward. The financial statements prior to September 11, 1998 reflect the operations and financial position of CARDXX, LLC only. Pursuant to the reorganization, CARDXX, LLC changed its name to CARDXX, Inc. [the "Company"] on September 14, 1998. The Company's principal business activity has been the designing, manufacturing and distributing of smart cards using a state-of-the art proprietary production process known as the Reaction Assisted Molded Process ["RAMP"]. The use of smart cards in the United States has only recently begun. The Company anticipates international sales will account for a significant portion of revenues in the future.

The Company is located in Windsor, Colorado. The Company is in the development stage, as defined in Financial Accounting Standards Board Statement No. 7, "Accounting and Reporting for Development Stage Companies."

To date, the Company has generated minimal sales and devoted its efforts primarily to developing its product, developing its business strategy and raising working capital through equity and debt financing [See Notes 4C, 4E, 5A, 9A, 9D, 9E and 11].

[2] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company has no such investments at December 31, 1999 and June 30, 1999.

The Company does not require collateral on other security to support financial instruments subject to credit risk.

PROPERTY AND EQUIPMENT - Property and equipment, which consists of office equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided by use of the straight-line method over the estimated useful lives of the assets of approximately five years.

Depreciation and amortization expense amounted to approximately $18,800 and $13,100 for the years ended June 30, 1999 and 1998, respectively. Depreciation and amortization expense amounted to approximately $10,000 and $8,000 for the six months ended December 31, 1999 and 1998, respectively.

Routine maintenance and repair costs are charged to expense as incurred and renewals and improvements that extend the useful life of the assets are capitalized.

CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO FINANCIAL STATEMENTS, SHEET #2
[INFORMATION AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998 IS
  UNAUDITED]
--------------------------------------------------------------------------------


[2] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

INTANGIBLE ASSETS - The Company's intangible assets consist of patents. The patents are being amortized on a straight-line basis over their legal life, which is seventeen years. Amortization for the years ended June 30, 1999 and 1998 amounted to approximately $3,000 and $2,500, respectively [See Note 7B]. Amortization for the six months ended December 31, 1999 and 1998 amounted to approximately $2,200 and $1,200, respectively.

REVENUE RECOGNITION - Revenues from the sale of smart cards and related equipment are recognized when delivered.

NET [LOSS] PER SHARE -The FASB issued SFAS No. 128, "Earnings Per Share," in February 1997. SFAS No. 128 simplifies the earnings per share ["EPS"] calculations required by Accounting Principles Board ["APB"] Opinion No. 15, and related interpretations, by replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS by entities with complex capital structures. The Company is required to present only basic EPS. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, earlier application is not permitted. The Company has adopted SFAS No. 128, prior period EPS data has been restated. The Company has potentially dilutive securities that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented. Such securities may dilute EPS in future years [See Notes 4, 5, 9 and 11].

STOCK ISSUED TO EMPLOYEES - The Company adopted Statement of Financial Accounting Standards ["SFAS"] No. 123, "Accounting for Stock-Based Compensation" for financial note disclosure purposes and will continue to apply the intrinsic value method of Accounting Principles Board ["APB"] Opinion No. 25, "Accounting for Stock Issued to Employees" for financial reporting purposes. Pro forma information regarding net loss and loss per share as calculated under the provisions of SFAS No. 123, are disclosed in Note 5C.

ADVERTISING EXPENSES - The Company expenses advertising costs as incurred. Total advertising costs charged to expenses for the years ended June 30, 1999 and 1998, amounted to approximately $20,700 and $1,300, respectively. Advertising costs amounted to approximately $1,400 and $8,000 for the six months ended December 31, 1999 and 1998, respectively.

IMPAIRMENT - Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ["SFAS"] No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations [undiscounted and without interest charges]. If impairment is deemed to exist, the assets will be written down to fair value. Management also reevaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 1999 and June 30, 1999, management expects these assets to be fully recoverable.

FAIR VALUE OF FINANCIAL INSTRUMENTS - SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. In assessing the fair value of these financial instruments, the Company has used a variety of methods and assumptions, which were based on estimates of market conditions and risks existing at that time. For all instruments, including cash, accounts receivables, accounts payable and accrued expenses and debt, it was estimated that the carrying amount approximated fair value for these financial instruments as of December 31, 1999 and June 30, 1999.

CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO FINANCIAL STATEMENTS, SHEET #3
[INFORMATION AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998 IS
  UNAUDITED]
--------------------------------------------------------------------------------


[2] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

INCOME TAXES - Prior to fiscal 1999, the Company elected to be treated as a L.L.C. [a limited liability company] for income tax purposes whereby income and losses are passed through to the members of the Company. As part of an agreement and plan of reorganization [See Note 1], the Company elected to be treated as a C Corp for income tax purposes for fiscal 1999.

Pursuant to SFAS No. 109, "Accounting for Income Taxes," income tax expense [or benefit] for the year is the sum of deferred tax expense [or benefit] and income taxes currently payable [or refundable]. Deferred tax expense [or benefit] is the change during the year in a company's deferred tax liabilities and assets. Deferred tax liabilities and assets are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided for deferred tax assets not expected to be realized.

[3] BANK LINE OF CREDIT AND OPERATING LEASE [RELATED PARTY]

During April 1999, the Company secured a credit facility for borrowings up to $250,000. The Company has utilized, for working capital needs, $235,000 of the line of credit as of June 30, 1999. Interest is calculated at a variable rate which is based on the prime rate [7.75% as of June 30, 1999].

The line of credit matured on October 5, 1999 and was classified as a current liability [See Note 9C].

Certain principal shareholders of the Company have guaranteed the repayment of this debt obligation.

The Company entered into a lease agreement with a related party company owned directly by a principal shareholder in CARDXX, Inc. The lease commences October 1, 1998 and was extended in September 1999 until September 3, 2000, unless terminated sooner under the terms of the lease. The lease has a minimum monthly rent of approximately $3,700. Under the terms of the lease, the Company is responsible for all personal property taxes and other assessments or charges applicable to the occupancy of the building [See Note 4D].

Rent expense for the years ended June 30, 1999 and 1998 was approximately $47,800 and $44,000, respectively. The Company owed the affiliated company approximately $15,000 as of June 30, 1999 and approximately $18,000 as of December 31, 1999.

Future minimum rentals under the agreement are as follows:

 Year ending
   June 30,                                             Amount
 -----------                                            ------
     2000                                           $       44,400
                                                    ==============

CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO FINANCIAL STATEMENTS, SHEET #4
[INFORMATION AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998 IS
  UNAUDITED]
--------------------------------------------------------------------------------


[4] RELATED PARTY TRANSACTIONS

[A] The Company capitalized production costs related to research and development activities acquired from an affiliated company, directly owned by a principal shareholder, of CARDXX, Inc., during the years ended June 30, 1999 and 1998 for approximately $1,181,000 and $836,000, respectively. The Company owes the affiliated company approximately $447,700 at June 30, 1999 for these production costs [See 9E].

During the six months ended December 31, 1999, the Company capitalized additional production costs of approximately $493,000. Effective for the first six months of fiscal 2000, management commenced amortization of such costs over an estimated useful life of five years. Amortization expense amounted to $250,000 for the six months ended December 31, 1999, which was charged to operations.

[B] Consulting fees, totaling approximately $212,200 and $133,700 for the years ended June 30, 1999 and 1998, respectively, were accrued to officers, stockholders, or entities controlled by the stockholders of the Company and were charged to operations in those periods. As of June 30, 1999, unpaid consulting fees amounted to $90,000. Consulting fees amounted to $40,000 and $112,500 for the six month period ended December 31, 1999 and 1998, respectively, which were charged to operations in those periods. As of December 31, 1999, unpaid consulting fees amounted to $122,500 [See Note 9E].

[C] The Company had a $1,600,000 convertible note payable with a stockholder of the Company at June 30, 1998. The note was payable in twelve equal consecutive monthly installments of principal and interest commencing March 5, 1999. All accrued interest and unpaid principal was due in full no later than March 5, 2000. The note carried an interest rate of 11% per annum. Accrued interest of approximately $45,500 was recorded and charged to operations during the year ended June 30, 1998 and remains unpaid as of June 30, 1999 [See Note 9E]. The note was secured by a certain patent application. In accordance with the terms of a subscription agreement for membership interest in CARDXX, LLC and the Second Amended and Restated Operating Agreement [the "Operating Agreement"], in July 1998, the stockholder converted the $1,600,000 convertible promissory note into an ownership interest of CARDXX, LLC. Upon the merger [Note 1] 2,076,630 shares of the Company's common stock were issued for the converted ownership interest on behalf of the member and two other parties.

[D] The Company entered into a lease agreement with a Company whose shareholders had a membership interest in CARDXX, LLC. The lease commences October 1, 1998 and expires on September 3, 2000, unless terminated sooner under the terms of the lease. The lease has a minimum monthly rent of approximately $3,700. Under the terms of the lease, the Company is responsible for all personal property taxes and other assessments or charges applicable to the occupancy of the building [See Note 3].

[E] During fiscal 1999, the Company received $462,500 from the issuance of two year bridge notes with accrued interest at 10%. Interest expense of approximately $19,700 was accrued and outstanding on these notes as of June 30, 1999 [See Note 9E].

During the first quarter of fiscal 2000, the Company received $65,000 from the issuance of additional two year bridge notes with interest at 10%. Additional interest expense for the period July 1, 1999 through December 31, 1999 was approximately $25,000 on the total bridge loans of $527,500 [See Note 9E].

CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO FINANCIAL STATEMENTS, SHEET #5
[INFORMATION AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998 IS
  UNAUDITED]
--------------------------------------------------------------------------------


[5] CAPITAL STOCK

[A] During the period October 1, 1998 through December 31, 1998, the Company received net proceeds of $875,500 [offering costs of $70,000] from the sale of 270,000 shares of the Company's common stock at $3.50 per share [See Note 9A].

[B] Effective December 1, 1998, the Board of Directors approved a stock option plan, for the reserve of 1,200,000 shares of common stock for issuance and sale to directors, officers, employees, and consultants of the Company upon exercise of such options at an exercise price not less than 100% of the fair market value of a share of Company stock on the date of grant for an expiration period of up to ten years. On December 1, 1998, the Company granted options under this plan to six employees for 100,000 shares of the Company's common stock exercisable at $3.50 per share. These options are exercisable over three years.

The weighted average fair value of the options granted was approximately $3.00.

[C] The following table summarizes information about stock options outstanding at June 30, 1999:

                                                             Options Outstanding
                                       --------------------------------------------------------------------
                                                                  Remaining
                                         Number               Contractual Life             Weighted-Average
              Exercise Price           Outstanding         of Options Outstanding           Exercise Price
              --------------           -----------         ----------------------          ----------------
                 $  3.50                 100,000                  4.4 Years                    $  3.50

The Company applies APB Opinion 25 in accounting for its stock issued to employees. Accordingly, there was no compensation cost recognized in income for the year ended June 30, 1999.

Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net loss and loss per share would have been recorded as follows for the year ended June 30, 1999:

Net Loss:
   As Reported                                            $   (1,133,412)
   Pro Forma                                              $   (1,451,536)

Loss Per Share:
   As Reported                                            $         (.19)
   Pro Forma                                              $         (.24)

The fair value of each option granted is estimated on the grant date using an option pricing model which takes into account, as of the grant date, the exercise price and the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option. The following is the average of the data used for the following items:

        Risk-Free                                Expected             Expected
      Interest Rate         Expected Life       Volatility            Dividends
      -------------         -------------       ----------            ---------
          4.42%                3 Years             137%                  N/A

[D] In November of 1998, the Company entered into a one year consulting agreement with an entity for various consulting and financial public relation services to be rendered in consideration for 50,000 shares of the Company's common stock. The Company valued the services to be performed at $150,000 and amortized $75,000 in each of the six month periods ended June 30, 1999 and December 31, 1999 [See Note 11C].

CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO FINANCIAL STATEMENTS, SHEET #6
[INFORMATION AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998 IS
  UNAUDITED]
--------------------------------------------------------------------------------


[6] NEW AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated, for example, gain or losses related to changes in the fair value of a derivative not designated as a hedging instrument is recognized in earnings in the period of the change, while certain types of hedges may be initially reported as a component of other comprehensive income [outside earnings] until the consummation of the underlying transaction.

SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all of the provisions of SFAS No. 133 is encouraged, but it is permitted only as of the beginning of any fiscal quarter. SFAS No. 133 is not to be applied retroactively to financial statements of prior periods. The Company does not currently have any derivative instruments and is not currently engaged in any hedging activities.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ["SOP"] 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs, and requires that such costs to be expensed as incurred. SOP 98-5 applies to all nongovernmental entities and is generally effective for fiscal years beginning after December 15, 1998. The Company's current policy is in accordance with SOP 98-5.

The Financial Accounting Standards Board ["FASB"] has had on its agenda a project to address certain practice issues regarding Accounting Principles Board ["APB"] Opinion No. 25, "Accounting for Stock Issued to Employees." The FASB plans on issuing various interpretations of APB Opinion No. 25 to address these practice issues. The proposed effective date of these interpretations would be the issuance date of the final Interpretation, which is expected to be in September 1999. If adopted, the Interpretation would be applied prospectively but would be applied to plan modification and grants that occur after December 15, 1998. The FASB's tentative interpretations are as follows:

The FASB's tentative conclusions relating to its project addressing certain practice issues regarding APB Opinion No. 25, Accounting for Stock Issued to Employees, was to limit the definition of an employee to individuals who met the common law definition of an employee. Thus, anyone who did not meet this definition, including outside members of the Board of Directors, would be excluded from the scope of APB Opinion No. 25. Accordingly, the cost of issuing stock options to outside members of the Board of Directors would have had to be determined in accordance with FASB Statement No. 123, Accounting for Stock-Based Compensation, usually resulting in an expense in the period of the grant [the service period could be prospective, however, see EITF 96-18]. At its August 11, 1999, Board meeting, however, the FASB decided to reverse its prior tentative conclusion in this regard and to continue to extend APB Opinion No. 25 accounting treatment to options granted to outside directors for their services as directors. Accordingly, as long as the stock option exercise price is equal to or greater than the fair value of the underlying stock at the measurement date [usually date of grant], no expense needs to be recorded for the issuance of stock options to outside members of the Board of Directors.

The FASB, however, is apparently not reversing itself on requiring companies that reprice their employee "fixed" stock options to expense any subsequent increases in the value of those options [i.e., variable grant accounting].

CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO FINANCIAL STATEMENTS, SHEET #7
[INFORMATION AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998 IS
  UNAUDITED]
--------------------------------------------------------------------------------


[7] SIGNIFICANT RISKS AND UNCERTAINTIES

[A] PURCHASE CONCENTRATIONS - The Company incurred product development costs from a related party [See Note 4A] used to produce the smart cards to be sold to end users.

Most of the raw materials used in the Company's products are available from multiple sources. However, several raw materials used in the Company's products are currently obtained from single sources. An extended interruption in the supply of any of the raw materials or a reduction in their quality would have a material adverse effect on the Company's operating results. There can be no assurance that severe shortages of raw materials will not occur in the future that could increase the cost or delay the shipment of the Company's products and have a material adverse effect on the Company's operating results.

[B] PATENTS - The Company's ability to compete effectively with other companies will depend, in part, on its ability to maintain the proprietary nature of its technology. There can be no assurance as to the degree of protection offered by any patents issued to or licensed by the Company, or as to the likelihood that pending patents will be issued.

[C] The Company anticipates that international sales will account for a significant portion of net sales in the future. International operations are subject to certain risks, including unexpected changes in regulatory requirements, exchange rates, tariffs and other barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign subsidiary operations and potentially adverse tax consequences.

[8] GOING CONCERN

The accompany financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern and realization of assets and settlement of liabilities and commitments in the normal course of business.

The Company incurred a net loss of approximately $1,133,000 and utilized cash of approximately $879,000 for operations for the year ended June 30, 1999. It is anticipated this trend will continue through fiscal 2000 since minimal revenue recognition is planned to be realized. This trend is anticipated to continue for the six months ended December 31, 1999 with the Company anticipating a net loss of approximately $700,000 and utilization of cash of approximately $350,000 for operations. The inability of the Company to generate cash from operations, considering currently available funds, creates an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company provides contract-manufacturing services, which include card production, card design and high-speed printing with reduced delivery time. The Company plans to manufacture and license card production systems to existing card manufacturers and systems integrators.

The Company's business plan targets as its main source of revenue stream the potential fees derived from its planned licensing arrangements with clients. By implementing this licensing strategy, the Company believes it will be able to earn revenues through equipment sales, up-front set-up charges, recurring usage fees and other fees earned from the access to limited card production to a select group of clients. In addition, the Company is exploring additional equity and debt financing. The continuation of the Company as a going concern is dependent upon the success of these plans.

There can be no assurances that management's plans to reduce recurring operating losses and to continue to obtain additional financing to fund operations will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO FINANCIAL STATEMENTS, SHEET #8
[INFORMATION AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998 IS
  UNAUDITED]
--------------------------------------------------------------------------------


[9] SUBSEQUENT EVENTS

[A] EQUITY FINANCING - The Company received net proceeds of approximately $250,000 from the issuance of 142,857 shares of common stock during the first quarter of fiscal 2000.

During July 1999, one investor cancelled a fiscal 1999 common stock subscription in the amount of $25,000 [7,143 shares].

[B] BRIDGE FINANCING - The Company received loans from two shareholders during first quarter of fiscal 2000 aggregating $62,500.

[C] LINE OF CREDIT - On November 26, 1999, the Company received an extension on the $250,000 line of credit from its lender until April 5, 2000.

[D] ADDITIONAL EQUITY FINANCING - During the second quarter of fiscal 2000, the Company received net proceeds of $360,405 from the issuance of 220,915 shares and warrants for 35,000 shares of the Company's common stock.

[E] PLAN FOR RETIREMENT OF CORPORATE DEBT AND ASSIGNMENT OF INTELLECTUAL PROPERTY - On January 27, 2000, the Board of Directors adopted a plan for retirement of debt. This plan included paying approximately $675,500 to related parties with the proceeds of the recapitalization on a prorata basis and the issuance of additional shares and warrants of the Company's common stock at a rate of one dollar for each share for bridge loans of approximately $507,500 plus unpaid interest of approximately $95,000.

In addition, the Chief Operating Officer of the Company has assigned to the Company certain intellectual property developed by him in consideration for 700,000 shares of common stock and $600,000 cash payable on or before May 1, 2000 and an additional $200,000 on or before January 1, 2001. The $800,000 obligation is secured by the security interest in the technology, inventions and trade secrets transferred pursuant to such assignment.

[F] EMPLOYMENT AGREEMENT - On January 27, 2000, the Company entered into a three year employment agreement with the chief operating officer for an annual base salary of $120,000 commencing January 1, 2000.

[10] UNAUDITED INTERIM STATEMENTS

The financial statements as of December 31, 1999 and 1998 and for the periods then ended are unaudited; however, in the opinion of management, all adjustments [consisting solely of normal recurring adjustments] necessary in order to make the financial statements for the interim periods not misleading have been made. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

[11] SUBSEQUENT EVENTS [UNAUDITED]

[A] PRIVATE PLACEMENT MEMORANDUM - The Company is distributing in February 2000 a private placement memorandum of 60 units whereby each unit consists of 50,000 shares of common stock and warrants to purchase 25,000 shares of common stock at an exercise price of $2.00 per share on or before to March 31, 2003. The offering price is $50,000 per unit. The memorandum terminates April 30, 2000 unless extended by the Company for up to an additional 30 days. If the maximum offering is completed, the Company anticipates net proceeds of approximately $2,650,000.

CARDXX, INC.
[A DEVELOPMENT STAGE COMPANY]
NOTES TO FINANCIAL STATEMENTS, SHEET #9
[INFORMATION AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998 IS
  UNAUDITED]
--------------------------------------------------------------------------------


[11] SUBSEQUENT EVENTS [UNAUDITED] [CONTINUED]

[B] ADDITIONAL EQUITY FINANCING - In January and February of 2000, the Company received a total of $100,000 from one investor for a total of 110,000 shares and warrants to purchase 110,000 shares of the Company's common stock exercisable at $1.00 per share.

In March and April of 2000, the Company received a total of $150,000 from two investors for a total of 150,000 shares of common stock and warrants to purchase 75,000 shares of the Company's common stock exercisable at $2.00 per share.

[C] CONSULTING CONTRACT - RELATED PARTY - On January 1, 2000, the Company entered into another one year consulting agreement with an entity, whereby its President and 50% shareholder was elected to the Company's Board of Directors in February 2000. The Company in consideration of this contract issued an additional 118,000 shares of the Company's common stock and issued warrants to purchase up to 100,000 shares of the Company's common stock for a purchase price of $1.00 per share for future services with an estimated value of $100,000 [See
Note 5D].

In addition, the Company issued 25,000 shares of its common stock and warrants for 50,000 shares of the Company's common stock exercisable at $1.00 to another consultant for future services.

                               . . . . . . . . . .

                                    PART III



ITEM 1.           INDEX TO EXHIBITS.


Exhibit Number             Description
--------------             -----------

     2.1                   Articles of Incorporation of the Registrant, as amended.

     2.2                   Bylaws of the Registrant

     10.1                  1998 Stock Option Plan

     10.2                  Lease of Commercial Property dated October 1, 1998 between
                               Andersen/Tiffany Construction, LLC and the Registrant

     10.3                  Employment Agreement dated as of January 1, 2000 of
                               Harry J. Tiffany, III

     10.4                  Security Agreement for Intellectual Property dated January 27,
                               2000 between Harry J. Tiffany, III and the Registrant

     10.5                  Assignment of Intellectual Property dated January 27, 2000 from
                               Harry J. Tiffany, III to the Registrant

                                   SIGNATURES


     In accordance with Section 12 of the Securities of Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 13, 2000                    CARDXX, INC.



                                           By:  /s/ Harry J. Tiffany, III
                                                -------------------------------
                                                   Name: Harry J. Tiffany, III
                                                   Title: President and Chief
                                                            Operating Officer



Signature                                        Title                              Date
---------                                        -----                              ----
/s/ Harry J. Tiffany III            President, Chief Operating Officer          April 13, 2000
-----------------------------       and Director
 Harry J. Tiffany, III


/s/ Phil A. Worack                  Director                                    April 13, 2000
----------------------------
Phil A. Worack


                                       30